UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-42534
Heidmar Maritime Holdings Corp.
(Translation of registrant’s name into English)

Akti Miaouli 89
Piraeus, Greece, 18538
+30 216-002-4900
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release issued by Heidmar Maritime Holdings Corp. (the “Company”) on June 10, 2025, announcing the financial results for the first quarter of 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Heidmar Maritime Holdings Corp.

Date: June 11, 2025	By:	/s/ Pankaj Khanna
Pankaj Khanna
Chief Executive Officer and Director